[Artisoft, Inc. Letterhead]

May 23, 2005

BY EDGAR SUBMISSION

Patrick Gilmore, CPA

Securities and Exchange Commission

450 Fifth Street, N.W

Washington, D.C. 20549

Re:    Artisoft, Inc.’s Supplemental Response to Item 4 Form 8-K filed April 27, 2005

Mr. Gilmore:

This letter is in response to your facsimile delivered on May 16, 2005, to Artisoft, Inc. (the “Company”). Set forth below are the supplemental responses of the Company, regarding the Item 4 Form 8-K (the “Filing”) filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2005.

Comment One:

We note in your 8-K that KPMG has advised management that in connection with the review of your three month period ended December 31, 2004, KPMG noted certain matters considered to constitute material weaknesses. Supplementally provide us with any written correspondence between management, the audit committee, KPMG and any others related to these material weaknesses.

Response to Comment One:

On September 28, 2004, the Company acquired the operations of Vertical Networks, Inc. In review of the financial statements of the Company for the three month period ended September 30, 2004, KPMG noted certain matters involving internal control over financial reporting that constituted a significant deficiency in the design or operation of the Company’s internal control. Specifically, KPMG voiced concerns that the Company did not have adequate staffing in its finance group with the appropriate level of experience to (1) effectively control the increased level of transactional activity, (2) address the complex accounting matters and (3) manage the increased financial reporting complexities presented by the newly combined entity.

This significant deficiency continued and was noted by KPMG as a material weakness (the “Material Weakness”) after its review of the Company’s financial statements for the three month period ended December 31, 2004.

In response to your request, KPMG provided no written report to management or the board of directors regarding the Material Weakness, but KPMG did verbally report on the Material Weakness to management and the audit committee of the board of directors both before and during the audit committee meeting convened to review the Form 10-Q for the period ended December 31, 2004.

Patrick Gilmore, CPA.

May 23, 2005

Comment Two:

Additionally, tell us whether any adjusting entries were made as a result of these material weaknesses and tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct these material weaknesses.

Response to Comment Two:

The Company was not required to not make any adjusting entries as a result of the Material Weakness.

In the period beginning after December 31, 2004, the Company has taken the following remedial steps in response to KPMG’s recognition of the Material Weakness: (i) the Company added to its accounting staff by hiring Dimos Bikos on January 30th as Senior Accountant, John Reilly on February 14th as Assistant Controller, a newly created position, and David Conley on May 4th as staff accountant, also a newly created position, (ii) the Company contracted with Business Management International, Inc. of New York, NY to upgrade the Company’s accounting system and implement a uniform and consolidated accounting system at all of its business units. The upgrade phase of the project was completed on May 15th and the consolidation is expected to be completed by September 30, 2005.

In the future, the Company plans to hire additional professionals to further improve the resources available to the staff of the Company’s finance group. Most significantly, we are actively recruiting for a Controller with more experience, and expect to have the position filled within the next 60 days. We have retained Brayfield Consulting of Wellesley, MA, a retained search firm specializing in financial executive recruiting, to assist in the search. The Company also plans to hire an outside firm to work with the new Controller to complete an objective review of internal controls and provide recommendations for their continued improvement. To date we have interviewed competing firms specializing in internal controls and plan to select the firm to perform the review by June 30, 2005.

We plan to include this disclosure regarding our remediation efforts in our Form 10-Q for the quarter ended March 31, 2005.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (ii) Commission comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We hope the information we have included in this letter is responsive to your comments. The Company does not believe that any amendment of the Filing is warranted at this time; however, we welcome the opportunity to discuss that and any other matters with you further.

Sincerely,

Duncan Perry
Chief Financial Officer Artisoft, Inc.